EXHIBIT 99.1

Source: Ruanyun Edai Technology Inc.

June 17, 2026 08:30 ET

Ruanyun Edai Technology Unveils Smart Campus Services Business With Approximately US$9.49 Million in Cumulative Operating Revenue Since September 2025 Launch

Smart Campus Services generated approximately US$3.83 million in unaudited operating revenue during April and May 2026, underscoring accelerating momentum in the Company’s campus infrastructure platform strategy

KUALA LUMPUR, Malaysia, June 17, 2026 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (NASDAQ: RYET) (the “Company” or “Ruanyun”), an AI-driven education and technology company advancing its planned transformation into Formind Group, today unveiled its Smart Campus Services business to investors. Launched in September 2025, Smart Campus Services is a high- growth campus infrastructure business serving student-life, campus operations and institutional service needs.

Based on unaudited management accounts, the Company’s Smart Campus Services business recorded approximately US$9.49 million (RMB65.54 million) in cumulative operating revenue from launch in September 2025 through May 31, 2026. This includes approximately US$5.66 million (RMB39.08 million) from launch through March 31, 2026, and approximately US$3.83 million (RMB26.46 million) during April and May 2026. All revenue figures are unaudited, based exclusively on the Company’s internal financial records and unaudited management accounts, and have not been prepared in accordance with U.S. GAAP. Pass-through student meal, catering, dormitory utility and other funds collected and remitted on behalf of merchants or service operators are excluded from the operating revenue figures referenced in this release.

The April and May performance reflects accelerating momentum, with the first two months of operating revenue in the 2027 financial year equal to approximately 67% of the revenue generated during the full launch-to-March 2026 period.

Smart Campus Services expands Ruanyun’s business beyond classroom-based education technology into the broader infrastructure layer of campus life. The business supports integrated campus operations across food-service management, merchant settlement, dormitory utilities, student-life workfows, vocational development and employment-related services.

“Smart Campus Services represents one of the operating businesses that we believe can define the Company’s next stage of growth,” said Maggie Fu, Chief Executive Officer of Ruanyun. “Formind is not simply a name change. It represents a broader identity and strategy for building an AI-driven education and institutional technology platform. With approximately US$9.49 million in cumulative operating revenue since September 2025, including approximately US$3.83 million in April and May 2026 alone, Smart Campus Services demonstrates that Ruanyun is already building beyond traditional education software into campus infrastructure, student services and institutional operations.”

The Company believes Smart Campus Services complements its broader strategy, including HanLink, Cogni AI, YeeZo and other AI-driven education and institutional technology initiatives. Together, these businesses are intended to support the Company’s development as a global education and institutional technology platform combining AI learning systems, content intelligence, campus operations and student-service infrastructure.

The Company is evaluating opportunities to introduce selected elements of the Smart Campus Services model outside China, including through its broader Middle East and international expansion initiatives. Any international deployment remains subject to local partner engagement, regulatory review, commercial agreements, implementation planning and market acceptance.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. (NASDAQ: RYET) is an AI-driven education and technology company focused on intelligent content recognition, automated assessment, next-generation learning systems and technology-enabled educational support services. The Company is committed to delivering scalable, efficient and intelligent technology solutions globally. Subject to shareholder approval and completion of applicable corporate and regulatory processes, the Company plans to transition to the Formind Group name as part of its broader global strategy.

Investor Relations and Corporate Communications

FSR Capital, a FSR Group Company

Email: ir@fsr.group

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the Company’s Smart Campus Services business, planned Formind Group transition, operating model, revenue potential, international expansion, technology capabilities and future growth strategy. Forward-looking statements are based on current expectations and are subject to risks and uncertainties, including risks relating to customer adoption, school and institutional demand, contract execution and renewal, campus-service operations, food-service and utility regulation, vocational and employment-service execution, data privacy and cybersecurity, partner performance, collection timing, revenue recognition, consolidation, audit review, currency translation, international expansion and the risks described in the Company’s filings with the U.S. Securities and Exchange Commission.

The operating revenue figures discussed in this press release are based on unaudited management accounts and should not be regarded as audited consolidated financial results. Actual revenue recognized in the Company’s consolidated financial statements may differ due to audit adjustments, consolidation analysis, intercompany eliminations, accounting treatment, principal- versus-agent analysis, timing differences, currency translation and applicable accounting standards. The referenced figures are not gross transaction volume, gross merchandise value, annual recurring revenue, net income, backlog, cash balance or a guarantee of future revenue. The Company undertakes no obligation to update forward-looking statements except as required by law.